

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





03038402

November 14, 2003

James B. Scott
J.B. Scott & Associates
3601 West 5th Street
Anacortes, WA 98221

Act: 1934
Section:
Rule: 14A-8
Public Availability: 11-14-2003

Re: Palatin Technologies, Inc.
Incoming letters dated September 5, 2003

Dear Mr. Scott:

This is in response to your letter dated September 5, 2003 concerning the shareholder proposal submitted to Palatin by James B. Scott. On October 1, 2003, we issued our response expressing our informal view that unless you provide Palatin with appropriate documentary support of ownership and a written statement of your intent to hold the company's securities, within seven calendar days after receiving that letter, we would not recommend enforcement action to the Commission if Palatin omitted the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Although we received your letter before we issued our response, we inadvertently failed to reference your letter in our response. We have, therefore, reviewed the information in your letter. After reviewing this information, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

cc: Steven T. Wills
Chief Financial Officer
Palatin Technologies, Inc.
4-C Cedar Brook Drive
Cedar Brook Corporate Center
Cranbury, NJ 08512

9112 16

James B. Scott, P.E.
GEOTECHNICAL CONSULTANT
360-293-6044
FAX 360-293-6044
Email: geoscott26@comcast.net

J. B. SCOTT & ASSOCIATES
An Engineering Corporation
3601 West 5th Street
Anacortes, WA 98221

September 5, 2003



Mr. Keith D. Gumbs
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities & Exchange Commission
450 Fifth Street, NW
Washington, D.C., 20549-0213

RE: Complaint regarding tactics of management during the years 2002 and 2003 by Palatin Technologies, Inc.

Dear Mr. Gumbs:

Last year I wrote you to protest what I considered were devious actions on the part of Palatin Technologies management. A copy of that correspondence is attached. Then additional correspondence, generated this year, again in regard to what I consider as devious "antics" on the part of Palatin Technologies is also attached. Included in the attachments will be my analysis and a discussion of what I consider as devious actions that should not be allowed.

Palatin Technologies management knows quite well of my attitude toward their chaotic handling of product development, shareholder relations, and what I have considered as inept planning and refusal to proceed in a business like manner in regard to deadlines.

While I am not biotechnical scientist, I am however considered as being both an engineer and a scientist. So I do have knowledge of basic procedures of scientific development of new products or methods and the requirements that management must have not only in laboratory science experience but also business organization procedure experience.

I for one know that most scientists or engineers make very poor managers because of their tendency to have tunnel vision. In other words, they cannot see the over all picture in regard to market practices and procedures but instead will study a subject to death because they are afraid or do not have the experience to made a decision.

I realize that the SEC should not and cannot control inept practices or the lack of business organization and knowledge by management. However, here I think you will see that management is making an effort to deny the minority stock holders a voice in the future of the company.

Also some of us minority stockholders have knowledge of either scientific procedures or specific expertise in the biosience field being used by Palatin. As can be seen in comments placed in the Internet Message Section of Yahoo Finance, the input of these stockholders having expertise could be very valuable to the company, which appears to be floundering in the development of all of their products. It is quite obvious that management needs help, but to date this input of by both as stockholders and also in regard to their experience has been ignored. This should not be tolerated. Yet my attempts to help change this has been negated.

Sincerely,



James B. Scott

ATTACHMENTS

Copy: Palatin Technologies, Inc.
Barry Schaeffer

STATEMENTS IN REGARD TO ATTACHMENTS –

In regard to my proposal being rejected, my stock has been in street name starting in 11/1/99. Also, not knowing that a letter was required from the holder of the stock, I assumed that a copy of my last monthly statement would be enough evidence, since I sent them the whole statement. Then in regard to the two proposals, that was my error, **so I made a change in regard to the two subjects and had my proposal back to them on June 12th but they then waited until August 15, 2003, well after the deadline of June 30th to reject my proposal.** So again, I would not be able to get my proposal in for the annual meeting. I just wonder what they are going to pull on me next year, that is if the company has not gone into bankruptcy by then.

In regard to my actual proposal, I made the wording, as shown, in regard to voting rights for options or warrants because I felt that they might attempt to give such rights to the option holders which would then give management even more voting power. Then the second part is quite understandable. They have been raising money by selling the stock at bargain prices and then also granting warrants as part of what I would class as "sweetheart" deals. I question and protest that procedure in regard to the minority stockholders, who have never been considered by management in regard to warrants or anything else. That is quite evident in their lack of keeping the stockholders informed about anything until after the fact. As for the periodic Internet "live" reports from management, they are always quite short because of the very short "time limits" so only a favorite few stockholders are acknowledged to ask "sweet heart" questions. They should inform everyone, at the start of each "live report" of the time period available in minutes. Then a time limit should be set for each question and the person asking the question is not identified until he or she starts to speak. That will eliminate the "sweet heart" phase of the live reports. Talk about a stacked deck.

Based on my comments regarding Mr. Barry Schaeffer. Back in the year 2000, I had discussed with him that I thought Palatine had an excellent potential in regard to two products. That was before I began to realize that the company could be compared to a ship at sea without a rudder. Mr. Schaeffer purchased 900 shares of Palatin. Mr. Schaeffer, who is now also quite concerned about the antics of Palatin management, submitted a Stockholder Proposal. He was not aware of rule Section 240.14a-8(b)(2). But he did have a stock certificate for 900 shares, No. P5414, dated 2/13/03 when he took it out of street name after it being held by Quick & Reilly. He had purchased the stock on 11/9/00.

Since he was going out of town, I offered to send a copy of the stock certificate and also his stockholder proposal both by mail and FAX. This proposal also was rejected because it contained two proposals, which you can read and determine if they were truly two proposals. The claim, that the necessary information was not provided in order to determine his eligibility as a stockholder is quite shocking to me. His stock was not being held in street name and it was purchased more than 1 year in advance of submitting the proposal.

If the "ploy" of saying that he could sell the stock out just before the annual meeting and it would therefore not be eligible is valid, then that should be required for all proposals and the votes should proven to be valid **as of the date** of the annual meeting. Now that would be a real "can of worms".

James B. Scott

James B. Scott, P.E.
GEOTECHNICAL CONSULTANT
360-293-6044
FAX 360-293-6044
Email res0fmhw@verizon.net
J. B. SCOTT & ASSOCIATES
An Engineering Corporation
3501 West 5th Street
Anacortes, WA 98221

June 10, 2002



Palatin Technologies
103 Carnegie Center, Suite 1200
Princeton, NJ 08540

Attention: Shareholder Affairs

Gentlemen:

I propose to submit a Shareholder proposal for consideration at the next annual meeting and may also propose a candidate for the Board of Directors. Would you please send me the necessary forms and include details on how such a proposal and a candidate are submitted. Also please give me deadline dates for submitting such a proposal and a candidate. Since I have written other letters to Palatin and they were never answered, I am sending a copy of this request to the SEC.

For the record I own 5200 shares of Palatin in street name with the Datek brokerage firm.

Thank you,

James B. Scott

Copy: SEC

PALATIN
TECHNOLOGIES



PALATIN
TECHNOLOGIES, INC.

103 CARNEGIE CENTER
SUITE 200
PRINCETON, NJ 08540

TEL: 609 520 1911
FAX: 609 452 0880

June 25, 2002

James B. Scott
JB Scott & Associates
Geotechnical Consultants
3601 West 5th Street
Anacortes, WA 08221

Dear Mr. Scott,

In response to your letter, please be advised that stockholders may submit proposals on matters appropriate for stockholder action at annual meetings in accordance with regulations adopted by the Securities and Exchange Commission. To be considered for inclusion in the proxy statement and form of proxy relating to the next annual meeting of stockholders, such proposals must be received at our executive office, 103 Carnegie center, Suite 200, Princeton, NJ 08540, not later than June 26, 2002. Proposals should be directed to the attention of the Secretary, Stephen T. Wills.

If you have any questions or comments, please do not hesitate to contact me.

Very truly yours,

Stephen T. Wills

Stephen T. Wills
Chief Financial Officer, CPA/MST

PALATIN
TECHNOLOGIES



103 CARNEGIE CENTER, SUITE 200, PRINCETON, NJ 08540

KILMER NJ P&DC DEC 23 02


PRINCETON
NJ

U.S. POSTAGE

James B. Scott
JB Scott & Associates
Geotechnical Consultants
3601 West 5th Street
Anacortes, WA 08221

98221+1226 08



James B. Scott, P.E.
GEOTECHNICAL CONSULTANT
360-293-6044
FAX 360-293-6044
Email res0fmhw@verizon.net

J. B. SCOTT & ASSOCIATES
An Engineering Corporation
3501 West 5th Street
Anacortes, WA 98221

July 9, 2002



SEC Complaint Center
450 Fifth Street, NW
Washington, D.C. 20549-0213

RE: Complaint regarding tactics of management, Palatin Technologies, Inc.

Gentlemen:

I wish to make a complaint regarding the subject corporation as explained in the attached copies of email messages and a letter back from Palatin. I realize that the action, or should I say the lack of action on the part of Palatin is probably not a violation of SEC rules. However based on their past tactics of completely ignoring requests for information, it does strongly suggest that they are playing games or trying to hide something.

Other stockholders and myself of Palatin have been disturbed for the past year in regard to their current policy of a lack of information and procedures. We (other stockholders and myself) finally decided to make a stockholder proposal and even submit someone for election to the Board of Directors.

You will note that I made my request on June 10, 2002 and it was sent by FAX the same day. I also sent a copy of the request to the SEC office in Los Angeles. Then you will see a copy of a letter from Palatin written on June 25, 2002, but mailed on June 28, 2002 and then received by me on July 1, 2002. I consider this as typical of their tactics. Something is going on and we are getting nervous.

Thank you for your consideration of this possible problem.



James B. Scott, P.E.

Attachments

PALATIN
TECHNOLOGIES



PALATIN
TECHNOLOGIES, INC.

4-C CEDAR BROOK DRIVE
CEDAR BROOK CORPORATE CENTER
CRANBURY, NJ 08512

TEL: 609 495 2200
FAX: 609 495 2201

COPY

August 15, 2003

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re: Exclusion of Proposal from Shareholder James B. Scott

Ladies and gentlemen:

Pursuant to Rule 14a-8(j)(1) under the Securities Exchange Act of 1934, we are filing our reasons for excluding a shareholder proposal from our proxy materials relating to our 2003 annual shareholders' meeting to be held late fall of 2003. We enclose the following items:

- ✓ Mr. Scott's original proposal letter dated June 5, 2003 and faxed to us the same day;
- ✓ Our response to Mr. Scott dated June 10, 2003, advising Mr. Scott of the procedural deficiencies in his proposal;
- ✓ Mr. Scott's revised proposal dated June 12, 2003.

We intend to exclude Mr. Scott's proposal, as revised, for failure to follow the eligibility and format requirements of Rule 14a-8, as provided in Rule 14a-8(f). We have set forth our reasons below.

1. Eligibility - stock ownership. Mr. Scott has not provided information about his stock ownership necessary for us to determine his eligibility to submit a proposal. His original proposal states after his signature, "(owner since 1999 of 5,300 shares of Palatin)." Our transfer agent informed us that as of June 5, 2003, Mr. Scott was not and had never been a holder of record of Palatin common stock. According to our own records, Mr. Scott has not purchased stock in any of our private stock offerings, and is not and has never been a holder of our convertible preferred stock. We searched SEC filings of Schedules 13D and 13G, and Forms 3, 4 and 5 relating to Palatin and found no filings under the name of, or referring to, James B. Scott. According to Rule 14a-8(b)(2), a shareholder who is not a shareholder of record nor a report filer must prove his eligibility by submitting a written statement of his ownership from the holder of record, verifying that he has continuously held the requisite amount of securities for at least one year. We advised Mr. Scott that he had not provided the information necessary for us to determine his eligibility, and referred him to 14a-8(b)(2).

In his revised proposal, Mr. Scott stated that "I am the owner, in my trust and in street name since 1999, of 5,300 shares of Palatin. See attached monthly statement regarding my current ownership of 5,300 shares of Palatin." He attached a statement (included with the copy of his letter) for the period 04/26/03 to 05/30/03 noting current ownership of 5,300 shares of Palatin common stock. The statement provides no information as to the length of time Mr. Scott has held the securities. We therefore do not have verification from the holder of record that Mr. Scott has held the securities for at least one year.

2. Eligibility - intent to hold securities. Rule 14a-8(b)(2)(i) further provides that the proposing shareholder must include his own written statement that he intends to continue holding the securities through the date of the shareholder meeting. Mr. Scott did not provide such a statement with either his original or his revised proposal. We therefore have no verification of his intent.

3. Multiple proposals. We believe that Mr. Scott has submitted more than one proposal, contrary to Rule 14a-8(c). His original proposal was set forth in two parts. The first related to both voting rights for and sale restrictions on options and warrants, the second to limiting exercise prices for options and warrants. We advised Mr. Scott that he had submitted multiple proposals and referred him to Rule 14a-8(c). Mr. Scott's revised proposal contained only the first section of his original proposal, but still relates to both voting rights and sale restrictions. We believe that the question of voting rights for options and warrants is sufficiently distinct from the question of sale restrictions on options and warrants that the two questions should be treated as separate proposals.

Aside from the above procedural deficiencies related to Mr. Scott's multiple proposals, the actual proposals by Mr. Scott are in one instance moot and in the other problematic. Mr. Scott's first proposal calls for "all options or warrants shall not have voting rights." None of the options or warrants issued by Palatin contain any voting rights. The second proposal by Mr. Scott states that options or warrants "shall not be salable for two years from the date of purchase." This proposed "lock-up" would interfere with Palatin's Board and senior executive management's ability to properly conduct the business of the company by not allowing them the flexibility to make decisions based on multiple and/or current factors.

For the procedural reasons set forth above, we intend to exclude Mr. Scott's revised proposal from our proxy statement for the 2003 annual meeting. We will be happy to provide you with any further information you may require for the purpose of reviewing this exclusion.

Very truly yours,



Stephen T. Wills
Chief Financial Officer

James B. Scott, P.E.
GEOTECHNICAL CONSULTANT
360-293-6044
FAX 360-293-6044
Email res0fmhw@verizon.net
J. B. SCOTT & ASSOCIATES
An Engineering Corporation
3601 West 5th Street
Anacortes, WA 98221



SENT BY FAX TO 1-609-495-2201 on 5/11/03

May 11, 2003

Mr. Stephen T. Wills, Chief Financial Officer
Palatin Technologies, Inc.
4C Cedarbrook Drive
Cranberry, NJ 08512

Dear Mr. Wills:

Last year I sent you a letter regarding information on the deadline for placing a stockholder proposal for consideration of the stockholders at the next annual meeting. That letter was sent about one month before the deadline, that you later indicated was date for placement of such proposals. You answered that letter on the exact date (one month later) that you indicated was the deadline for placement of such requests.

You have no idea how that impressed me. In fact I was so impressed that I sent copies of my original letter plus your letter to the SEC. This time I am sending them a copy of this letter as of this date and hope that you have guts to pull that same trick again.

I want from you any necessary forms for submitting proposals to be considered at the next annual meeting. If I do not have a response from you, via FAX by May 19th and to be followed up by mail, I will then file a complaint with the SEC. And this time I think they will do more than just send me a letter indicating that they were aware of my complaint. This time they might be knocking on your door.

James B. Scott

Copy: SEC

James B. Scott, P.E.
GEOTECHNICAL CONSULTANT
360-293-6044
FAX 360-293-6044
Email res0fmhw@verizon.net
J. B. SCOTT & ASSOCIATES
An Engineering Corporation
3601 West 5th Street
Anacortes, WA 98221



June 5, 2003

Secretary, Board of Directors
Palatin Technologies, Inc.
4 C Cedar Brook Drive
Cranbury, NJ 08512

Subject: Stockholder proposal for next annual meeting

This proposal is also being forwarded to the SEC because of what happened last year when I wrote you for information regarding placement of a stockholder proposal. I am also sending this proposal by email and by FAX to you and the SEC.

"Resolved, that the shareholders of Palatin Technologies, Inc., assembled in Annual Meeting in person and by proxy, hereby request that the Board of Directors establish:

A) That **all options or warrants** (to purchase any class of shares in Palatin stock) **shall not have voting rights nor shall be salable for two years from the date of issue**.
B) The exercise price of such options or warrants **shall be ten percent per share greater than the average price,** (for the shares corresponding to such options and warrants) during the month prior to the month that the options or warrants are awarded or issued."

Supporting Statement:

1. Additional funds have been required (because of unexpected delays for various reasons). Therefore, it has been necessary to sell additional stock in order to obtain those additional funds.
2. Palatin management has **substantially diluted the equity interest of existing shareholders by issuing warrants and/or stock options** (at little or no cost) **in conjunction with sizable secondary stock offerings.**
3. Palatin management has **compounded such dilution of existing stock** by issuing warrants and/or stock options (at little or no cost) **to officers of the company, in spite of the fact that management has consistently failed to meet deadlines or commitments made (or implied) to shareholders.**
4. The market price of Palatin shares has been **established and maintained primarily by non-employee minority shareholders, who have not received such "bonus" warrants and/or stock options.** In order to **end discrimination** against such shareholders (to protect their legitimate interests), reasonable restrictions should be placed on the voting and sale of such "bonus" warrants and/or stock options."

James B. Scott

James B. Scott (owner since 1999 of 5,300 shares of Palatin).

CC: SEC

N
GIES



PALATIN
TECHNOLOGIES, INC.

4-C CEDAR BROOK DRIVE
CEDAR BROOK CORPORATE CENTER
CRANBURY, NJ 08512

TEL: 609 495 2200
FAX: 609 495 2201

June 10, 2003

James B. Scott
J. B. Scott & Associates
3601 West 5th St.
Anacortes, WA 98221

Dear Mr. Scott:

We have received your proposal dated June 5, 2003. We believe your proposal does not meet the procedural requirements of the SEC regulations governing shareholder proposals for the following reasons:

1. You have not provided the information necessary for us to determine your eligibility. Please see the regulations at 17 Code of Federal Regulations, Section 240.14a-8(b)(2).

2. You have presented more than one proposal. Please see the regulations at 17 Code of Federal Regulations, Section 240.14a-8(c).

Very truly yours,

Stephen T. Wills

Stephen T. Wills, CPA/MST
Chief Financial Officer

STW/jen

James B. Scott, P.E.
GEOTECHNICAL CONSULTANT
360-293-6044
FAX 360-293-6044
Email res0fmhw@verizon.net
J. B. SCOTT & ASSOCIATES
An Engineering Corporation
3601 West 5th Street
Anacortes, WA 98221

June 12, 2003



Secretary, Board of Directors
Palatin Technologies, Inc.
4 C Cedar Brook Drive
Cranbury, NJ 08512

Subject: Stockholder proposal for next annual meeting

This proposal is also being forwarded to the SEC because of what happened last year when I wrote you for information regarding placement of a stockholder proposal. I am also sending this proposal by email and by FAX to you and the SEC.

"Resolved, that the shareholders of Palatin Technologies, Inc., assembled in Annual Meeting in person and by proxy, hereby request that the Board of Directors establish: That **all options or warrants** (to be used to purchase any class of shares in Palatin stock) **shall not have voting rights nor shall be salable for two years from the date of purchase.**"

Supporting Statement:

1. Additional funds have been required (because of unexpected delays for various reasons). Therefore, it has been necessary to sell additional stock in order to obtain those additional funds.
2. Palatin management has **substantially diluted the equity interest of existing shareholders by issuing warrants and/or stock options** (at little or no cost) **in conjunction with sizable secondary stock offerings.**
3. Palatin management has **compounded such dilution of existing stock** by issuing warrants and/or stock options (at little or no cost) **to officers of the company, in spite of the fact that management has consistently failed to meet deadlines or commitments made (or implied) to shareholders.**
4. The market price of Palatin shares has been **established and maintained primarily by non-employee minority shareholders, who have not received such "bonus" warrants and/or stock options.** In order to **end discrimination** against such shareholders (to protect their legitimate interests), reasonable restrictions should be placed on the voting and sale of such "bonus" warrants and/or stock options."

Note: I am the owner, in my trust and in street name since 1999, of 5,300 shares of Palatin. See attached monthly statement regarding my current ownership of 5,300 shares of Palatin.



James B. Scott

Copy: **SEC**

PALATIN
TECHNOLOGIES



PALATIN
TECHNOLOGIES, INC.

4-C CEDAR BROOK DRIVE
CEDAR BROOK CORPORATE CENTER
CRANBURY, NJ 08512

TEL: 609 495 2200
FAX: 609 495 2201

June 27, 2003

Barry Schaeffer
3601 West 8th St.
Anacortes, WA 98221

Dear Mr. Schaeffer:

We are in receipt of your proposal which was dated June 5, 2003 but faxed to us on June 21, 2003 from Jim Scott. Please be advised that your proposal does not meet the procedural requirements of the SEC regulations governing shareholder proposals for the following reasons:

1. You have not provided the information necessary for us to determine your eligibility. Please see the regulations at 17 Code of Federal Regulations, Section 240.14a-8(b)(2).

2. You have presented more than one proposal. Please see the regulations at 17 Code of Federal Regulations, Section 240.14a-8(c).

Very truly yours,

Stephen T. Wills

Stephen T. Wills, CPA/MST
Chief Financial Officer

STW/jen

Barry Schaeffer
3601 West 8th Street
Anacortes, WA 98221

June 5, 2003

Secretary, Board of Directors
Palatin Technologies, Inc.
4 C Cedar Brook Drive
Cranbury, NJ 08512

Subject: Stockholder proposal for next annual meeting

This proposal is also being forwarded to the SEC because of recent problems with placement of other stockholders' proposals. I am also sending this proposal by email to you and the SEC.

"Resolved, that the shareholders of Palatin Technologies, Inc., assembled in Annual Meeting in person and by proxy, hereby request that the Board of Directors to take the necessary steps to:

A) Provide for cumulative voting in the election of directors, (which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit).
B) Ensure that all directors shall be re-elected by the shareholders on an annual basis."

Supporting Statement:

1. Cumulative voting increases the possibility of electing at least one director with an independent or focused viewpoint. Cumulative voting provides a voice for minority holdings.
2. Only cumulative voting gives proportionate weight to votes by stockholders whose holdings are sufficiently large enough to elect at least one but not all directors.
3. Many states have mandatory cumulative voting, as do National Banks. **In addition, many corporations have adopted cumulative voting. If you agree, please mark your proxy FOR this resolution."**



Barry Schaeffer (shareholder)

Copy: **SEC**